

May 12, 2011

Terrence E. Bichsel
Executive Vice President and
Chief Financial Officer
FirstMerit Corporation
III Cascade Plaza, 7th floor
Akron, Ohio 44308

      Re: **FirstMerit Corporation**
            Form 10-K for Fiscal Year Ended December 31, 2010
            Form 10-Q for Fiscal Quarter Ended March 31, 2011
            File No. 000-10161

Dear Mr. Bichsel:

      We have reviewed your response to our letter dated April 13, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for the Years 2010, 2009 and 2008

Asset Quality, page 43

1. We note your response to comment #6 in our previous letter dated April 13, 2011 and your disclosures on page 68 in the 10-Q for the period ended March 31, 2011 related to TDRs. In your response you stated that you do not consider modifications that consist of 30 to 90 day extensions to be troubled debt restructurings as you consider these modifications to represent an insignificant delay in payment. Please provide us with the following as it relates to these short term modifications:

- Provide us with more detailed information about the types of short-term modifications that you perform and specifically discuss whether these modifications were made on the basis of credit issues (e.g. temporary hardship concessions);
- Compare and contrast the circumstances under which you would consider the modifications to be temporary or permanent in nature and whether these would be classified as troubled debt restructurings;
- Provide us with a thorough analysis explaining your rationale for concluding that short term (or temporary) modifications should not be classified as troubled debt restructurings, including a discussion of how you determined that extensions or deferrals of 30 to 90 days in duration represented insignificant payment delays;
- Explain whether any loan would revert back to its original terms during a temporary modification period if consecutive late payments are made or if other terms of the modified agreement are violated;
- Provide us with the success rates of these types of modifications and whether these modifications often result in more permanent or longer-term modifications in the future;
- Describe whether these loans are included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis. If changes in terms, payments or classification impact either of these analyses, please explain how and when these calculations would be impacted; and
- Quantify the amount of loans modified during each reporting period that were not classified as troubled debt restructurings based on your conclusion that the short term nature of the modification represented an insignificant payment delay.

You may contact David Irving at (202) 551-3321, or me at (202) 551-3492 if you have questions regarding our comment.

Sincerely,

John Nolan
Senior Assistant Chief Accountant